Reply Attention of: Virgil Z. Hlus Direct Tel. 604.891.7707 EMail Address vzh@cwilson.com Our File No. 2 8313-0001 / CW5695387.2	Clark Wilson LLP Barristers & Solicitors Patent & Trade-mark Agents 800-885 W Georgia Street Vancouver, BC Canada V6C 3H1 Tel. 604.687.5700 Fax 604.687.6314

October 12, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561
USA

Attention: Jan Woo, Attorney-Adviser

Dear Sirs/Mesdames:

Re:	CounterPath Corporation
Registration Statement on Form S-3
Filed September 17, 2012
File No. 333-183940

     Thank you for your letter of October 11, 2012 with respect to the above-noted filing by CounterPath Corporation (the “Company”). We provide below the Company’s response to your comments. For your ease of reference, we have reproduced your comments below.

General

1.

Please advise us of the basis upon which you believe you are eligible to register this transaction on Form S-3. If you are relying on General Instruction I.B.1 to the Form S-3 as the transaction requirement applicable to your filing, in your response letter please provide your computation that demonstrates that you have satisfied the required aggregate market public float. In that response, please ensure that you identify the affiliates whose shares are excluded from the float computation, as well the ownership of each such affiliate.

The Company respectfully advises the staff that the Company is eligible to register this transaction on Form S-3. The Company is relying on General Instruction I.B.1 to the Form S-3 as the transaction requirement applicable to its filing.

Number of Shares Held by Non-Affiliates

As of September 14, 2012 (one business day prior to the filing date of the Form S-3), the Company had 41,572,353 shares of common stock issued and outstanding. As of such date, affiliates of the Company held the following number of shares:

Name of Affiliate	Number of Shares Held
Terry Matthews (Wesley Clover Corporation)	8,633,025
Owen Matthews	2,277,467
Donovan Jones	68,923
David Karp	23,261
Chris Cooper	16,657
Larry Timlick	10,000
Peter Charbonneau	Nil
William Jin	Nil
Total	11,029,333

Accordingly, as of September 14, 2012, non-affiliates of the Company held 30,543,020 shares of common stock issued and outstanding.

The Market Price

The principal market for the common stock of the Company at the time of filing was the Toronto Stock Exchange.

On September 14, 2012, the closing price of the common stock of the Company on the Toronto Stock Exchange was CDN$2.50 (approximately US$2.57, based on the Bank of Canada noon exchange rate of CDN$1.0000 = US$1.0299 on September 14, 2012).

On July 19, 2012 (which was the 60th day prior to the filing date of the Form S-3), the closing price of the common stock of the Company on the Toronto Stock Exchange was CDN$2.99 (approximately US$2.97, based on the Bank of Canada noon exchange rate of CDN$1.0000 = US$0.9924 on July 19, 2012).

Conclusion

Based on the foregoing, the Company calculated the aggregate market value of the common stock of the Company held by non-affiliates to be US$78,495,561.40 (30,543,020 x US$2.57) as of September 14, 2012 and US$90,712,769.40 (30,543,020 x US$2.97) as of July 19, 2012. The Company therefore respectfully submits that the Company is eligible to register this transaction on Form S-3 in accordance with General Instruction I.B.1 to the Form S-3.

     For your information, the Company will also be filing an amendment to the Form S-3 to address comments from the British Columbia Securities Commission (the “BCSC”). The Company filed a short form prospectus in the Canadian provinces of British Columbia and Ontario, which included the prospectus (the “U.S. Prospectus”) included in the Form S-3. Because some of the comments from the BCSC apply to the disclosure in the U.S. Prospectus, the Company will be amending the Form S-3 to reflect the changes made to the U.S. Prospectus once the comments with the BCSC have been settled. We will be providing a blacklined copy of the Form S-3 showing the changes.

     We look forward to any further comments you may have with respect to our response. Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7707.

Yours truly,

CLARK WILSON LLP

Per: “Virgil Hlus”

Virgil Z. Hlus

VZH/jhs

cc:	CounterPath Corporation
Attn: David Karp, CFO